PUBLIC

SE
SECU
Mail Pro
Sec

20003964

SION

QMB APPROVAL	
QMB Number.	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

MAR 02 2020
Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51573

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2019** (MM/DD/YY) AND ENDING **DECEMBER 31, 2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **E1 ASSET MANAGEMENT, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

185 HUDSON STREET, SUITE 2500
(No. and Street)

JERSEY CITY	**NJ**	**07311**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RON ITIN **212-425-2670**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, RON ITIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or E1 ASSET MANAGEMENT, INC., as of DECEMBER 31, 2019 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 2/12/2020

PRESIDENT
Title

Public Notary 02/12/20

MELANIE C FELICIANO
Notary Public - New Jersey
HUDSON County
My Comm. Expires 04-20-2021
No. 50036176

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of E1 Asset Management, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of E1 Asset Management, Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of E1 Asset Management, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of E1 Asset Management, Inc.'s management. Our responsibility is to express an opinion on E1 Asset Management, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to E1 Asset Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as E1 Asset Management, Inc.'s auditor since 2018.

Maitland, Florida

February 11, 2020

E1 ASSET MANAGEMENT, INC.

Statement of Financial Condition
December 31, 2019

ASSETS		
Cash and cash equivalents	$	99,156
Commissions receivable from and deposit with clearing broker		121,549
Prepaid expenses		19,825
Net furniture, fixtures and equipment, at cost		5,001
Other assets		18,515
Deposit		9,802
Total assets	$	273,848
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$	29,370
Accrued expenses		150,457
Total liabilities		179,827
Commitments and contingencies		
Stockholder's equity:		
Common stock, no par value; 200 shares authorized issued and outstanding		109,270
Additional paid-in capital		478,000
Accumulated deficit		(493,249)
Total stockholder's equity		94,021
Total liabilities and stockholder's equity	$	273,848

The accompanying notes are an integral part of these financial statements.

E1 ASSET MANAGEMENT, INC.

Statement of Income
For the Year Ended December 31, 2019

Revenue:		
Commissions	$	1,696,897
Interest		17,298
Net Trading Loss		(2,032)
		1,712,163
Expenses:		
Compensation, payroll and related benefits		1,389,850
Clearing charges		77,275
Regulatory fees and expenses		31,055
Communication and data processing		20,167
Occupancy		54,030
Professional fees		30,495
Insurance		1,211
Other		69,907
		1,673,990
Income before provision for state and local income taxes		38,173
Provision (credit) for state and local income taxes		11,047
Net Income	$	27,126

The accompanying notes are an integral part of these financial statements.

E1 ASSET MANAGEMENT, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 01, 2019	$ 109,270	$ 478,000	$ (500,375)	$ 86,895
Distributions	-	-	(20,000)	(20,000)
Net Income	-	-	27,126	27,126
Balance, December 31, 2019	$ 109,270	$ 478,000	$ (493,249)	$ 94,021

The accompanying notes are an integral part of these financial statements.

E1 ASSET MANAGEMENT, INC.

Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities:		
Change in net assets	$	27,126
Adjustments to reconcile change in net assets to net cash provided by (used in) operating activities:		
Depreciation		
Gain on disposal of property and equipment		(2,037)
Changes in operating assets and liabilities:		
(increase) in commissions receivable from and deposit with clearing broker		(57,145)
(Decrease) in prepaid expenses		898
(Increase) in other assets		(10,369)
(Decrease) in accounts payable		15,085
(Decrease) in accrued expenses		93,239
Net cash (used in) operating activities		(66,797)
Cash flows from investing activities:		
Processed from sale of property and equipment		-
Purchase of property and equipment		-
Net cash Net (used in) investing activities		-
Cash flows financing activities:		
Shareholder distributions		(20,000)
Net cash Net (used in) financing activities		(20,000)
Net change in cash and cash equivalents		50,871
Cash and cash equivalents, beginning of year		48,285
Cash and cash equivalents, end of year	$	99,156

Supplemental disclosure of cash flow information:

Cash paid for interest	$ -
Cash paid for income tax	$ -

Supplemental disclosure non-cash investing and financing activities:

Disposal of equipments	$408,789

The accompanying notes are an integral part of these financial statements.

E1 ASSET MANAGEMENT, INC.

Notes of Financial Statements
December 31, 2019

NOTE A - NATURE OF BUSINESS

E1 Asset Management, Inc. (the "Company") is an introducing broker-dealer, was formed in 1999 and incorporated in New York State, registered with the Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company conducts the majority of its business from its New Jersey City office which the Company moved to in April 2014 and maintains satellite offices in New York, New Jersey and Virginia. The Company's primary source of income is commissions received from providing brokerage services to customers (see Note B [5]). the Company is an introducing broker, therefore all transactions for its customers are cleared through AXOS Clearing LLC on a fully-disclosed basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

[2] Cash and cash equivalents:

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

[3] Furniture, fixtures and equipment:

Furniture, fixtures and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years. Upon sale or retirement, the cost and related accumulated depreciation is eliminated from the respective accounts and a resulting gain or loss is reported as income or expense.

[4] Revenue recognition:

Significant judgments
Revenue from contracts with customers is from commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events

Brokerage commissions
The Company buys and sells securities on behalf its customers. Each time a customer enters into a buy or sell transactions, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. The Company has a commission clearing deposit of $50,000 and the receivable balance of $71,549.01 at December 31, 2019

The accompanying notes are an integral part of these financial statements.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Income taxes:

The Company, with the consent of its stockholder, has elected to be an "S" corporation for Federal and New York State purposes. In lieu of corporation income taxes, the stockholder of an "S" corporation is taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company pays New Jersey City corporation income taxes.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deducible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable for the period plus or minus the change during the period in deferred taxes.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. There are currently no income tax returns under audit. The Company is no longer subject to federal state or local income tax returns examinations for years before 2015.

[6] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[7] Indemnification:

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

[8] Subsequent Events:

FASB ASC 855-10 establishes general standards of accounting and disclosure of events that occur after the statement of financial condition date but before the date the financial statements are available to be issued. Subsequent events have been evaluated through the date that the financial statements were available to be issued. No subsequent events haven't been identified by management for which disclosure as required.

E1 ASSET MANAGEMENT, INC.

Notes of Financial Statements
December 31, 2019

NOTE C - NET FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment, net, consists of the following at December 31, 2019:

Office Equipment	$	1,403
Computer Equipment		9,112
Less Accumulated Depreciation		5,514
Total	$	5,001

Depreciation expense for the year ended December 31, 2019 was $2,037.

NOTE D - COMMITMENTS - OPERATING LEASES

The Company leases office space in New Jersey which will expire in June, 2020.

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its office lease and instead has elected to recognize the lease payments as least costs on a straight-line basis over the lease term. The lease cost is $54,030 relating to the office lease for the year ended December 31, 2019.

Future minimum lease payments under operating leases are as follows:

Year Ending December 31, 2019	Total	Premises
2020	$ 24,007	$ 24,007
Totals	$ 24,007	$ 24,007

There are no commitments or contingences for the year ended December 31st, 2019.

NOTE E - DEFERRED COMPENSATION PLAN

During 2008, the Company implemented a non-qualified deferred compensation plan (the "Plan") that is unfunded and is maintained by the Company primarily for the purpose of providing deferred compensation for certain employees. The plan is managed by the Board of Directors and is authorized to issue up to of 1,000,000 Units. Each unit shall correspond to 0.00004 share of the Company's common stock.

During the year ended December 31, 2019, the Company did not grant any units. 200,000 units were granted in prior years and are still outstanding as December 31, 2019. All units remain unvested until the following occurs:

The accompanying notes are an integral part of these financial statements.

(1) a Company sale which in general means a sale of substantially all of the Company's assets or a sale of a controlling interest representing more than 50% of the voting power of the Company's equity or (2) a Public Sale which generally means, a registered offering of the Company's common stock in which at least 50% of the Company's Common Stock is registered. Simultaneously, when a vesting event occurs the Plan participants become eligible to receive a distribution.

The amount of the distribution will be equal to the product of: (i) the participant's number of vested units; and (ii) the fair value of 0.00004 shares of the Company's common stock on the distribution date. If a plan participant's employment with the Company terminates for any reason prior to the effective date of a Company Sale or Public Sale, as defined, the participant will forfeit all of the units granted under the Plan.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid, or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $40,757 which was $28,769 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital as defined was 4.41 to 1.

NOTE G – FINANCIAL INSTRUMENTS WITH OFF – BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off – balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2019, margin account guaranteed by the Company were not material.

The Company is also exposed to off – balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions are not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with varies regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces it exposure to credit risk by maintaining such deposits with high quality financial institutions.